Exhibit 99.4

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

BULLETIN N° 59/2005

DATE: 03/02/2005

Pemex’s Board of Directors approves new designations

•	Israel Hurtado Acosta will be the new Secretary of the Board of Directors
•	The Board agreed upon the designation of 4 Deputy Directors

During its first ordinary meeting held this year, the Board of Directors of Petróleos Mexicanos, presided by Secretary of Energy, Fernando Elizondo Barragán, unanimously approved the designation of Israel Hurtado Acosta as new Secretary of this Board, according to the provisions of Article 58, Section XII of the Federal Law of governmental entities.

Based on the same Article 58, Section XI and on dispositions provided by Article 11, Section VII of the Organic Law of Petróleos Mexicanos and Subsidiary Entities, the Board agreed upon the designations of Messrs. Marco Antonio Murillo Soberanis, as Corporate Deputy Director of Human Resources; of José Salazar Ilarregui Ruffino, as Deputy Director of Corporate Services; of Lamberto Alonso Calderón, as Deputy Director of Labor Relations and of Francisco Guillermo Iturbide Ruiz, as Deputy Director of Contracting.

During the session, attended also by Secretary of Finance and Public Credit, Francisco Gil Díaz, the Director General of Petróleos Mexicanos, Luis Ramírez Corzo, submitted a report on the preliminary consolidated financial statements of PEMEX, its subsidiary entities and subsidiary companies at December 31, 2004, which were prepared according to Mexican General Accepted Accounting Principles.

PEMEX’s Director also submitted to the Board for its authorization, various issues related to the Corporate Finance and Administration Offices.

Israel Hurtado Acosta, who also serves as Chief of the Unit of Legal Affairs at the Ministry of Energy, is a Law and Legal Sciences graduate from Universidad Autónoma de Nuevo León; he also served as Spokesman and Legal Liaison at the Ministry of Communication and Transportation, from 2001 to January of 2005.

He has been Secretary of the municipal council of San Pedro Garza García, Nuevo León, 2000-2001; federal congressman (1997 – 2000), where he participated as Secretary of the Federal Commission and as member of the Foreign Relations Commission and local congressman at the Congress of the State of Nuevo León (1994 – 1997), wherein he presided at the Human Rights Commission.

Furthermore, he served as Coordinator of the Legislative Group of the National Action Party and as Legal Deputy Coordinator of the same Legislative Group; and as Chief of the Legal Department of the Legislative Group of the National Action Party at the Congress of the State of Nuevo León, 1991 – 1994.

The new Corporate Deputy Director of Human Resources, Marco Antonio Murillo Soberanis, is an industrial engineer from Universidad Autónoma Metropolitana, and also has a masters degree in Administration, with a specialty in General Administration from ITAM (Instituto Tecnológico Autonómo de Mexico).

He joined PEMEX in 1984, where he worked as Organization and Methods analyst in the Planning, Evaluation and Special Studies Management, from the former Technical and Administrative Deputy Office. Among the multiple activities he has undertaken in the Institution, his participation in the modernization of medical services was remarkable and he worked at the Administration of Human Resources and Organization Management.

He was a leader of the Human Resources System R/3 of SAP Module Implementation Project at the Corporate; he served as Corporate Associate Managing Director of

Human Resources and he was in charge of the Corporate Deputy Office of Human Resources.

Mr. José Salazar Ilarregui Ruffino is a graduate from Superior College of Mechanical and Electrical Engineering at the Instituto Politécnico Nacional and has a masters degree in Information Systems from Instituto Tecnológico de Estudios Superiores de Monterrey, and another masters degree in High Company Management from ITAM.

He has 30 years of experience in the telecommunications and business field, participating in creating and restructuring companies in the private and public sectors.

He had an outstanding performance at Grupo Televisa. He was Technology Vice President of SKY and Technical Director at Telecommunications of México within the Ministry of Communication and Transportation; as well as adviser of the Deputy Secretary of Communications in projects such as e-Mexico and biddings for the radio electrical spectrum.

Lamberto Alonso is a chemical engineer, graduated from Instituto Politécnico Nacional. His professional growth has been in the oil industry, in which he has participated for the last three decades. In PEMEX he has collaborated in various projects and during the last ten years has been responsible for the Administration Unit of the Commercial Deputy Office; for the Unit of Commercial Performance Evaluation and Control Handling and he also worked at the Human Resources Management of Pemex- Refining.

In 2002, he represented PEMEX at the World Meeting of the OTI, with headquarters in Geneva, Switzerland, in order to analyze labor relations at the oil, gas and refining industry and he later participated in various projects of great importance for the Institution.

On the other hand, Francisco Guillermo Iturbide Ruiz is a civil engineer from Universidad Iberoamericana. He has a masters degree in Economics and Costs Engineering, and he has also attended several seminars.

During his professional development he has held various posts, such as in the Commission of Road and Urban Transport of the Department of México City. He was resident construction engineer in the private sector and in Petróleos Mexicanos, he served as Acquisitions General Superintendent, Coordinator of Supplies at the Cantarell Project and Acquisitions General Superintendent for Priority Purchases and as Technical Secretary of the Supply Committee.

At Pemex-Exploration and Production he was Deputy Manager of Acquisitions at the Administration and Finance Deputy Office; Deputy Manager of Competitive Biddings and Contracts in Villahermosa, Tabasco and Coordinator of Supplies at the Cantarell Project; Associate Managing Director of Administration and Services and Associate Managing Director of Contracts at SIDOE.

Representatives of the Ministries of Communication and Transportation, Economy, Foreign Relations and Environmental and Natural Resources also attended the session.

The adviser representatives of the “Sindicato de Trabajadores Petroleros de la República Mexicana” (Pemex’s union), also attended the meeting.